EXHIBIT 99.3



April 2021

To all Pac-Van Canada (Container King) employees,

I want to reach out to you personally and express how excited I am about the upcoming opportunity to welcome the Pac-Van team to United Rentals! Together, our customers will benefit from the industry's largest equipment rental network, with world-class solutions and service capabilities.

Importantly, our two companies share similar cultures and values. We both have a strong focus on safety, a customer-first business philosophy, and a passion for our people. We invest in our employees and their development because we believe that our people are the heart of our business and the key to our success. We can learn a lot from each other and are very excited to add storage and modular solutions to the United Rentals value proposition.

Once the deal is complete, we'll be able to move ahead and combine our operations. For now, we're limited in terms of the information we can legally provide. I'm sure you have many questions — as a first step, I've attached some information about our company and the benefits we offer our employees. I also encourage you to visit our Welcome site at UnitedRentals.com/welcome. You'll learn about the importance we place on bringing quality people on board through acquisitions, so that we can all succeed together.

I welcome hearing from you, and to the extent that we're able to answer your questions about joining United Rentals after the close of the acquisition, we will. You can submit your questions to GFCquestions@ur.com. I'm confident that, with your help, we can do this with little or no disruption to customers.

I look forward to welcoming you to the United Rentals family!

Matt Flannery
President and Chief Executive Officer

Enclosure: Welcome Pac-Van Canada (Container King) Employees



Welcome

April 2021

Pac-Van Canada (Container King)

Canada Employees

This communication does not create a contract or a guarantee of any benefits nor is it intended to address every possible question that may arise as a result of Pac-Van employees joining United Rentals after the close of the acquisition. Rather, the intent is to briefly address the key questions that are likely to be of concern to you. Please keep in mind that in the event there is any conflict between the information contained herein and any agreement, plan documents and/or policies, the terms of the agreement, plan documents and/or policies shall prevail.

We are excited…

To have Pac-Van Canada (Container King) employees join the world's largest equipment rental company upon the close of the acquisition.

Over the past 20 years, we've welcomed thousands of employees to the United Rentals team through acquisitions. Check out some of their personal experiences and other Company information at our integration welcome site:

UnitedRentals.com/welcome

The following materials provide an introduction to United Rentals; addresses Frequently Asked Questions you likely have as you consider the announcement of the upcoming transaction with United Rentals; and provides a summary of benefits available to United Rentals employees in Canada.

For the present time, if you have additional questions or concerns about joining United Rentals after the close of the acquisition, please email:

GFCquestions@ur.com

INTRODUCTION | UNITED RENTALS

Our History

Founded in 1997, United Rentals, Inc. is the largest equipment rental company in the world. We employ more than 18,500 employees and have an integrated network of more than 1,200 rental locations in 10 Canadian provinces, 49 U.S. states and 4 countries in Western Europe. United Rentals is comprised of over 200 acquisitions over the past 20 years. Our diverse customer base includes construction and industrial companies, utilities, municipalities, and homeowners. The company offers a diverse fleet comprised of about 605,000 units across 3,980 classes of equipment with a total original cost of $13.8 billion.

United Rentals is a member of the S&P 500 Index®, the Barron's 400 Index® and the Russell 2000 Index® and is listed on the New York Stock Exchange under the stock quote symbol URI. The Company's corporate headquarters is located in Stamford, Connecticut.

Our Mission

Deploy the best people, equipment and solutions to enable our customers to safely build a better and stronger future.

Our Values

Like Pac-Van we are committed to providing a safe and respectful workplace for all of our employees. Within a culture of integrity, honesty, excellence and teamwork, we adhere to the following values:

Safety First
Always act and require that others act in a manner that puts the safety of our employees, customers and community first and foremost.

Customer Driven
Enthusiastically support the best interests of our customers and develop better ways for them to get their job done.

Visible Leadership
To walk the walk; to lead by example and to do so with a sense of humility and responsibility.

Community Minded
Be an outstanding corporate citizen and neighbor at all times in all ways.

Absolute Integrity
Always do the right thing and honor our commitments; ensure appropriate corporate governance.

Continuous Innovation
To foster a culture that empowers employees to improve quality and efficiency.

Passion for People
Build a diverse workplace that challenges our employees to grow professionally and embrace teamwork in everything they do.

Sustainability
Engage in practices that lead to positive change by encouraging social accountability and environmental responsibility.

Our Culture

At United Rentals, every project and program we promote upholds our commitment to protecting the environment and building strong communities for future generations. We are committed to offering exceptional service and quality to our customers and want to share our know-how to help the communities we serve. We believe that every employee at United Rentals — from our Chief Executive Officer to branch managers to our drivers — plays an important role in making our Company a better corporate citizen.

Commitment to Safety

Our commitment to safety defines who we are and what we value most as the leader in a very challenging industry; the personal safety of our employees. Simply stated, we want every employee to go home at the end of the day the same way they came to work. This commitment means providing our employees with the tools, environment, and knowledge they need to work safely every day. We also recognize that our safety performance and reputation figure significantly in our ability to attract and retain the best employees and loyal customers, and in securing our safety leadership role in the industries and communities we serve.

Commitment to Diversity

As the industry leader in thousands of communities across the United States and Canada, United Rentals has a socially and culturally diverse team of employees. We embrace diversity of race, nationality, gender, age, disability, sexual orientation and gender identity or expression. We're also proud to sponsor and support leading business and community-based organizations, the National Association for Women in Construction, the Canadian Association for Women in Construction, and Mentoring A Girl in Construction (MAGIC),which are making a level playing field in the workplace. Mutual respect for the dignity and rights of all persons defines our culture and is an essential part of our success.

Community Outreach

We build stronger communities by being among the first to respond to natural disasters and working diligently to ensure optimal emergency preparedness, as well as through countless construction, improvement and beautification projects across the U.S. and Canada. We support families in need through Home Free and incredible organizations like Fisher House, as well as many other organizations that support veterans. We protect the environment through our policies and we "walk the walk" when it comes to being a responsible steward of the environment. From our systematic efforts to reduce engine idling, to the partnerships we have forged with vendors who recycle or reuse our IT equipment and used oil, we have numerous initiatives to maintain our position as a responsible company. We have metrics in place to monitor our progress on our energy consumption, GHG emissions and materials recycled, helping us to limit our environmental footprint even as our revenue grows.

United Compassion Fund

United Rentals is proud to support employees in crisis through the United Compassion Fund. This employee and company-funded, first-response 501(c)(3) charity assists United Rentals families who experience uncontrollable catastrophes such as fire, natural disaster, family death, illness, accident or other unexpected tragedies. United Rentals and its employees have contributed over $6.4M to the Fund, and over 1,000 UR families have been helped to date.

Military-Friendly Employment

We are committed to providing employment opportunities for military veterans and their families. Our Company values, including strong leadership, teamwork, discipline, diversity and work ethic, align with those of veterans and reservists. We support our current and prospective military employees by providing job protection and assisting veterans who are both working while on active duty or transitioning to civilian life. We take great pride in understanding the needs of our employees who serve or have served in the military as well as their spouses. We're proud that our diligent focus in this area has led to long-standing recognition as a Top Military Friendly Employer by GI Jobs, Military Spouse, Military Times, Recruit Military and U.S. Veterans Magazine. 10%, or just over 1,800 employees in our current workforce are military veterans.

Company Recognition

RECENT UNITED RENTALS AWARDS AND RECOGNITION	
2020 National Diversity Excellence Award *Association of Builders and Contractors*	**2020 Best of Best - Top Veteran Friendly Companies List** *U.S. Veterans Magazine*
Diversity & Inclusion Excellence Award *Associated General Contractors of America*	**2021 Military Friendly Supplier Diversity Program** *G.I. Jobs*
Award of Excellence – Innovations in Diversity & Inclusion Awards 2020 *Profiles in Diversity Journal*	**2021 Military Friendly Spouse Employer** *G.I. Jobs*
America's Most Responsible Companies 2021 *Newsweek*	**World's Best Employers 2020** *Forbes*
2021 Military Friendly Company & Top 10 Employer – Gold Award *G.I. Jobs*	**HireVets Medallion Award Program 2020 Gold Award, Large Employer**

A Diverse Product Mix to Serve Customer Needs

Our company was founded with a focus on general and aerial equipment rentals. As the business evolved, we invested in complementary services, such as jobsite heat and fueling, temporary power and climate control, trench safety, fluid solutions, portable sanitation and managed tools. These lines of business leverage United Rentals' corporate expertise, shared services, technology, access to capital and customer base, while maintaining the unique personality of their specialty offerings. We encourage innovation and support the unique technical requirements, product knowledge and selling strategies required for each specialty service.

The diversity of our product offerings allows us to provide effective solutions to our customers while maximizing cross-sell opportunities. Our goal is to leverage the successful business model of Pac-Van and build on that success as part of United Rentals through the addition of portable storage

Track Record

United Rentals has a strong record of integrating businesses into the Company's operations. Terrific examples are RSC Equipment Rental in 2012; National Pump and Compressor in 2014; NES and Neff in 2017; BakerCorp and BlueLine in 2018; and Thompson Pump and Newton Supply in 2019. These integrations resulted in positive growth for the Company, seamless service to our customers and career opportunities for employees.

Integration Welcome Site

We are excited for you to join our team and we know you might have questions about what this transition means for you. To assist you, we created an integration welcome site to give you an idea of what to expect in the upcoming weeks: **UnitedRentals.com/welcome**

Questions? Contact: GFCquestions@ur.com

FREQUENTLY ASKED QUESTIONS

The following **Frequently Asked Questions** are intended to answer some top of mind questions you likely have as you consider the announcement of the upcoming transaction with United Rentals:

What should I tell customers about the acquisition of Pac-Van by United Rentals?
We are combining two great companies in order to provide unmatched customer service and value. The only changes for customers will be for the better. We will continue the Pac-Van legacy of being a top provider in storage and modular solutions and will continue to support you with the very best people, solutions and equipment in the industry. Our dedicated employees combine proven expertise in commercial and industrial solutions across a wide range of applications, with an unwavering focus on customer success. You will also now be able to provide customers an unparalleled range of general rental products in addition to specialized Power, HVAC, Fluid Solutions, Trench Safety, Tool Management, Portable Sanitation Services, Total Control technology solutions and United Academy safety training.

Will I have a job with United Rentals going forward?
There is a strong strategic alignment between Pac-Van and United Rentals and a great deal of talent on the Pac-Van team. We feel strongly that the people that come with acquisitions are the most valuable factor. As a result, we expect all Pac-Van employees will join United Rentals effective with the transaction close date. Key to the success of this acquisition will be our ability to grow the businesses. Retaining branch employees with local community ties and deep industry experience is critical to this mission.

Why is this acquisition good for employees?
Our combined companies have greater scale and stronger growth prospects that will translate into a wealth of opportunities for career growth and development for our employees. This acquisition brings together the best talent in our industry. We know that our people are our most important asset, and we are committed to providing challenging and personally rewarding careers to our employees. We also support our employees in reaching their full potential through the delivery of training and development opportunities.

Can you tell me about working at United Rentals?
We're committed to making United Rentals a great and safe place to work. That means providing employees with opportunities for growth and fostering an environment based on teamwork, mutual respect, job satisfaction, diversity and a shared responsibility to build a better future.

We survey our own employees to ensure we are delivering on this promise. In our most recent survey conducted in 2020, our employees provided best-in-class positive responses in the key categories of Safety, Leadership, Work Environment, and Customer Focus. We are proud of these results and are committed to improvement and growth as an industry leader and employer of choice. We share a responsibility and commitment to protect the health, safety and environment of our people, contractors and community.

Will I still report to the same person after the close with United Rentals?
In most cases, your current supervisor will remain the same immediately after the close. You will receive confirmation of your employment terms once the transaction is finalized.

Will my title or job duties change?
For most employees there will be minor job title changes simply to be consistent with the existing job title structure at United Rentals. We will provide specific information as we progress through the transaction. Generally speaking, the duties performed by most positions will be similar. As the conversion to United Rentals systems occurs, you will likely experience changes in how you perform certain tasks and procedures. It is our intention to both adopt and share our collective best practices. We will work closely with your managers and will continue to communicate with you regarding any changes that may affect your work.

Does United Rentals have a bonus program?
Yes. Generally, all employees are eligible to participate in a bonus plan at the Branch, District or Region level that provides incentive opportunity based on achieving financial and individual performance goals. Additional information on our performance-based bonus program will be provided in the near future.

What will happen to my tenure?
Your Pac-Van tenure date will be used for all United Rentals benefits and policies that are based upon years of service. This includes vacation and sick day accruals. In addition, your years of service will be credited for recognition under the United Rentals service milestone award program.

If I have a company-provided cell phone and laptop, will I continue to have those at United Rentals?
Like Pac-Van, United Rentals believes in providing employees with the systems and technology necessary to be productive and provide exceptional customer service. This includes company provided cell phones and laptops for many roles.

Does United Rentals offer the same benefits as Pac-Van?
United Rentals offers a comprehensive benefits program and we think you'll be pleased. See the "Benefits at a Glance" section for a summary. Additional information will be provided in a separate communication, detailing the benefits offered and the corresponding timeline for conversion of Pac-Van employees to the United Rentals benefits plans.



2021 BENEFITS AT A GLANCE

We take seriously our commitment to being a responsible employer. We are proud of our industry-leading benefits package that supports our hard working employees.

Paid Time Off

United Rentals supports a healthy work/life balance and provides a comprehensive paid time off program. Full-time employees accrue paid time off including vacation ranging from two weeks to four weeks annually based on tenure; six paid sick days annually; a minimum of 9 paid holidays annually; and one paid wellness day annually.

Medical

United Rentals offers extended health coverage to employees and their families through Sun Life. The coverage helps cover the cost of hospital care expenses in the province you live in that are not covered by the provincial plan, eligible paramedical expenses and services and equipment considered necessary by your physician. Coverage is provided to eligible employees with no payroll deduction.

Prescription

Prescription drug coverage reimburses you for a portion of most prescription drug expenses. Coverage is provided to eligible employees with no payroll deduction.

Dental

Dental coverage covers a portion of eligible dental work, from routine checkups to more extensive dental work. Coverage is provided to eligible employees with no payroll deduction.

Vision

Vision care covers a portion of the cost of prescription eyeglasses or lenses. Coverage is provided to eligible employees with no payroll deduction.

Disability

United Rentals also offers short-term disability and long-term disability plans to protect you and your family in the event you are unable to work due to illness or injury (non-work related). Coverage is 100% employer paid. Benefit ends at age 65 or retirement, whichever is earlier.

Retirement

United Rentals offers you the opportunity to save for retirement through the United Rentals of Canada, Inc. Savings Plan (a Registered Retirement Savings Plan or RRSP) and receive Company matching contributions through a Deferred Profit Sharing Plan (DPSP). The Company provides the match on a portion of your contributions. With the RRSP, your contributions are made to your RRSP account pre-tax and all investment earnings are tax-sheltered until withdrawn. Sun Life Financial administers both the RRSP and the DPSP.

Education Tuition Reimbursement - Apprenticeship

To support the development of our technicians, we provide a generous tuition reimbursement including time off, paid tuition fees and books.

Undergraduate Education Assistance Program

This program is open to all full-time employees who meet the eligibility requirements and it provides up to $4,000 dollars in educational assistance to help cover tuition, books, fees and necessary supplies

Cost of Living

We provide our employees with opportunities in unique work locations. In these locations, employees receive additional compensation to reflect the cost of living.

Employee Discount Program
Through PerkSpot, you have access to exclusive discounts at a variety of national and local merchants.

Travel
Travel insurance covers medical and related expenses, such as doctors' fees and transportation expenses incurred if you or a family member suffers a medical emergency while traveling out of your home province.

Life & Accident
United Rentals provides Basic Life and Accidental Death and Dismemberment (AD&D) insurance for you, and Basic Life insurance for your eligible dependents. Coverage for this basic coverage is 100% employer paid. Benefit limitations apply at ages 65 and 70.

You can increase your coverage by purchasing Optional Life for you and your spouse, and Optional Accidental Death and Dismemberment for you and your family. Elected coverage will be paid for via payroll deduction. Benefit ends at age 65 or retirement, whichever is earlier.

Military Leave
United Rentals employees are entitled to all leaves of absence mandated by law in the provinces in which they work.

Paid Family Leave
United Rentals offers two separate paid family leave benefits – Pregnancy Disability Pay and Parental Leave Pay. Pregnancy Disability provides full-time non-union female employees the ability to receive up to two weeks of full base pay to help offset their 'waiting' period that is associated with Employment Insurance maternity benefits. In addition, Parental Leave provides all full-time non-union employees the ability to receive up to two weeks of full base pay in order to bond with a new child following birth or adoption.

Service Awards
United Rentals recognizes your loyalty to the Company at specific milestones in your career.

Wellness Day
A paid Wellness Day each year is offered to all active, full-time employees. Employees may engage with their physician or engage in specific and meaningful activities that support physical, emotional or financial well-being.

Employee Assistance Program
The program, provided through LifeWorks, offers you free and confidential assistance when you need help coping with work, home, personal or family issues.

Personal Protective Equipment
We provide employees with high quality, personal protective equipment including a generous safety boot allowance, prescription safety glasses and United Rentals shirts, jackets and outerwear.

More information about these and other benefits will be provided to you after the close of the acquisition.

Questions? Contact: GFCquestions@ur.com